

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2012

Via E-mail
Mr. John Scanlon
Chief Financial Officer
Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, VA 20151

Re: **Intersections Inc.**
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Forms 10-Q for Fiscal Quarters Ended March 31, 2012 and June 30, 2012
Filed May 10, 2012 and August 9, 2012, respectively
Forms 8-K filed March 20, 2012, May 15, 2012 and August 10, 2012
File No. 000-50580

Dear Mr. Scanlon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

1.   We note that effective December 31, 2011, Bank of America ceased new marketing of certain third party services and as a result, you do not expect new subscriber revenue through Bank of America and you expect a reduction in marketing and commission expenses through December 31, 2012. Please explain further what impact the loss of this contract has had on your operations to date. In this regard, we note that through June 30,

2012, income from operations for the consumer product and services segment increased, primarily as the result of a decrease in marketing and commission expenses to Bank of America. However, we also note that revenues decreased for this segment due to the loss of the Bank of America contract. Please tell us the amount of the decrease in revenues and expenses related to this contract and explain further how the loss of this contract contributed to an overall increase in operating revenue. Further, tell us the extent to which you expect the loss of this arrangement will impact your future revenue and expenses and how you considered providing a quantified discussion of this impact in MD&A. In addition, tell us whether any of the deferred subscription solicitation costs relate to this contract and if so, tell us how you considered the loss of this contract in determining the recoverability of such costs.

Notes to Consolidated Financial Statements

Note 19. Other Long-Term Liabilities, page F-31

2.   We note you recorded a contingent liability for a loan guaranty of $384,000 and associated interest of $53,000. Please tell us the terms of this guarantee including the maximum potential amount of future payments, the current carrying amount of the liability for your obligations under the guarantee and the circumstances that would require you to perform under the guarantee. Also tell us your consideration for disclosing this information in future filings. We refer you to ASC 460-10-50-4.

Forms 10-Q for Fiscal Quarters Ended March 31, 2012 and June 30, 2012

Note 3. Accounting Standards Updates

Accounting Standards Updates Recently Adopted

3.   Your disclosures indicate that you adopted the guidance in ASU 2011-05 as of January 1, 2012. Please tell us how your disclosures comply with this new guidance. In this regard, you continue to provide statements of operations and as such it appears that you have not reported comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements pursuant to ASC 220-10-45. Please explain or revise accordingly.

4.   We note that you adopted the guidance in ASU 2011-08 as of January 1, 2012, however, your discussion of goodwill accounting in Note 2 and in your critical accounting policy disclosures appears to be a reiteration of the information included in your Form 10-K. Please confirm that you will revise your disclosures in future filings to incorporate the changes to the goodwill impairment testing as a result of adopting this new guidance.

Forms 8-K filed March 20, 2012, May 15, 2012 and August 10, 2012

5.   We note that you provide a reference to the "GAAP and Non-GAAP Measures" link available on your website as an alternative to presenting the information required by Item 10(e)(1)(i) of Regulation S-K in your Item 2.02 Form 8-K. Please note that pursuant to Item 10(e) the information required by Item 10(e)(1)(i) must be included in the filing and accordingly, incorporation by reference to information available on your website is not appropriate. We refer you also to Instruction 2 to Item 2.02 of Form 8-K. Please confirm that you will revise your future Item 2.02 Form 8-K filings to include the disclosures required by Item 10(e)(1)(i) within the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief